Exhibit 21.1

List of Principal Subsidiaries and Consolidated Affiliated Entitles

Subsidiaries	Place of Incorporation
Soda Technology Inc.	Cayman Islands
Voyager Group Inc.	Cayman Islands
City Puzzle Holdings Limited	Cayman Islands
Cheering Venture Global Limited	British Virgin Islands
Holly Universal Limited	British Virgin Islands
Chengxin Technology Inc.(1)	Cayman Islands
DiDi (HK) Science and Technology Limited	Hong Kong
Xiaoju Science and Technology (Hong Kong) Limited	Hong Kong
Beijing DiDi Infinity Technology and Development	PRC

Consolidated affiliated entity:	Place of Incorporation
Beijing Xiaoju Science and Technology Co., Ltd.	PRC

Subsidiaries of Consolidated affiliated entity:	Place of Incorporation
DiDi Chuxing (Beijing) Network Platform Technology Co., Ltd.	PRC
DiDi Chuxing Science and Technology Co., Ltd.	PRC
DiDi Chuxing (Beijing) Consulting Co., Ltd.	PRC
Beijing DiDi Chuxing Technology Co., Ltd.	PRC

Note:

(1) Deconsolidated after March 30, 2021